Exhibit 99.1

Xueda Education Group Announces Third Quarter 2012 Financial Results and Declares a Special Cash Dividend

Net Revenue Increased by 34.8% Year-Over-Year

Total Cash Collections Increased by 29.9% Year-Over-Year

Company Narrows Full-year Revenue Guidance to $290.0-293.0 Million and

Declares a Special Cash Dividend of $0.50 per ADS

BEIJING, November 19, 2012 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for the quarter ended September 30, 2012.

Financial Highlights for Third Quarter 2012

•                  Total net revenue for the third quarter of 2012 increased by 34.8% year-over-year to $69.5 million from $51.5 million for the third quarter of 2011.

•                  Gross profit for the third quarter of 2012 increased by 7.3% year-over-year to $13.3 million from $12.4 million for the third quarter of 2011.

•                  Loss from operations for the third quarter of 2012 decreased to $5.6 million from $6.6 million for the third quarter of 2011.

•                  Net loss attributable to Xueda Education Group for the third quarter of 2012 decreased to $3.6 million from $6.3 million for the third quarter of 2011.

•                  Basic and diluted net loss attributable to Xueda Education Group per American Depositary Share (“ADS”) were $0.05 for the third quarter of 2012, compared to basic and diluted net loss attributable to Xueda Education Group per ADS of $0.09 for the third quarter of 2011. Each ADS represents two ordinary shares of the Company.

•                  Cash, cash equivalents and short-term investments as of September 30, 2012 increased to $231.4 million from $225.7 million as of December 31, 2011.

•                  Total cash collections in the third quarter of 2012 increased by 29.9% year-over-year to $101.4 million from $78.0 million in the third quarter of 2011.

Operational Highlights for Third Quarter 2012

•                  Total number of learning centers was 379 as of the end of the third quarter of 2012, up from 273 learning centers as of the end of the third quarter of 2011 and down from 383 as of the end of previous quarter.

•                  Course hours delivered in the third quarter of 2012 increased by 16.8% year-over-year to 2.5 million hours from 2.1 million hours in the third quarter of 2011.

•                  Total number of students served in the third quarter of 2012 increased by 22.1% year-over-year to 62,835 students from 51,465 students in the third quarter of 2011.

•                  Full-time headcount of teaching staff totaled 14,028, including 10,107 instructors, 2,239 education consultants and 1,682 study counselors, as of September 30, 2012.

•                  Average hourly course fee in the third quarter of 2012 increased by 6.9% year-over-year to $27.8 from $26.0 in the third quarter of 2011.

Commenting on the results, Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “I am glad to see our net revenue exceed our guidance for the third consecutive quarter, with our key markets leading the growth, and we again generated positive operating cash flows.  As our cash balance continues to grow, I am delighted that our Board has approved to pay a cash dividend to our shareholders.  We believe this not only provides capital returns to our shareholders but also demonstrates our confidence in Xueda’s financial position and future prospects.”

Mr. Jeffery Gao, Chief Financial Officer of Xueda, added, “While our top line growth, balance sheet, and cash flows remained solid, our profit margins in the third quarter 2012 were negatively impacted by the seasonality in our business and collateral concerns brought on by certain unfavorable news reports on the private tutoring sector in this quarter.  As a result, we experienced a drop in average course hours delivered per learning center, which caused a noticeable decline to our gross margin. Consequently, although we were effective in controlling our general overhead expenses, our margins were constrained.  For the remainder of the year, we will continue to focus on improving utilization and controlling costs to drive greater profitability.”

Third Quarter 2012 Financial and Operating Results

Total net revenue in the third quarter of 2012 increased by 34.8% year-over-year to $69.5 million from $51.5 million in the third quarter of 2011. $12.2 million, or 67.5%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $5.8 million, or 32.5%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the third quarter of 2012.

Cost of revenue in the third quarter of 2012 increased by 43.6% year-over-year to $56.2 million from $39.1 million in the third quarter of 2011. This increase was primarily due to an increase of $10.0 million in teaching staff costs and an increase of $4.5 million in rental costs and depreciation costs as a result of our expanded operations and teaching force, as well as an increase of $1.7 million in other cost related to our trial programs.

Gross profit in the third quarter of 2012 increased by 7.3% year-over-year to $13.3 million from $12.4 million in the third quarter of 2011. Gross margin in the third quarter of 2012 was 19.2%, compared to 24.1% in the third quarter of 2011. The decrease in gross margin was primarily attributable to the higher teaching staff, rental and other cost from operation expansion.

Total operating expenses in the third quarter of 2012 decreased slightly to $18.9 million from $19.0 million in the third quarter of 2011. Total operating expenses accounted for 27.2% of total net revenue in the third quarter of 2012, compared to 36.9% a year ago.

General and administrative expenses in the third quarter of 2012 decreased by 3.9% year-over-year to $10.0 million from $10.4 million in the third quarter of 2011, reflecting the Company’s disciplined spending and cost control. Selling and marketing expenses in the third quarter of 2012 increased by 3.5% year-over-year to $8.9 million from $8.6 million for the third quarter of 2011. This increase was primarily attributable to the increase in expenses relating to advertising, marketing and brand promotion activities.

Loss from operations in the third quarter of 2012 was $5.6 million, compared to loss from operations of $6.6 million for the third quarter of 2011.

Interest income for the third quarter of 2012 more than tripled to $1.7 million from $0.4 million in the third quarter of 2011, due to the increased cash balance and higher return from short-term investments.

Net loss attributable to Xueda Education Group for the third quarter of 2012 was $3.6 million, compared to $6.3 million in the third quarter of 2011.

Non-GAAP1 net loss attributable to Xueda Education Group for the third quarter of 2012 was $3.0 million, compared to $4.9 million for the third quarter of 2011.

Basic and diluted net loss attributable to Xueda Education Group per ADS for the third quarter of 2012 was $0.05, compared to basic and diluted net loss attributable to Xueda Education Group per ADS of $0.09 for the third quarter of 2011. Non-GAAP basic and diluted net loss attributable to Xueda Education Group per ADS for the third quarter of 2012 was $0.05, compared to non-GAAP basic and diluted net loss attributable to Xueda Education Group per ADS of $0.07 for the third quarter of 2011.

Balance Sheet

As of September 30, 2012, the Company had cash and cash equivalents plus short-term investments totaling $231.4 million, compared to $225.7 million as of December 31, 2011.

Deferred revenues were $122.8 million as of September 30, 2012, compared to $101.4 million as of December 31, 2011.

Declaration of Special Cash Dividend

The Company’s Board of Directors has approved a special cash dividend of $0.25 per ordinary shares, or $0.50 per ADS. Each of the Company’s ADS represents two ordinary shares. The cash dividend will be paid on or about December 31, 2012 to holders of record of the Company’s ordinary shares and ADSs at the close of business on December 19, 2012. The aggregate amount of cash dividends to be paid is approximately $33 million, which will be funded by surplus cash on the Company’s balance sheet.

Completion of the ADS Repurchase Program

The Company’s program to repurchase up to $30 million worth of the Company’s outstanding ADSs as approved by Board of Directors in September 2011 has now concluded. The Company has repurchased an aggregate of approximately 4.7 million ADSs at an average price of $3.44 per ADS for a total of $16.1 million.

Business Outlook

The Company currently expects its net revenue for the fourth quarter of 2012 to be in the estimated range of $56.5 million to $59.5 million, an increase of approximately 18.3% to 24.5% from the same quarter of the previous year.

Accordingly, the Company expects its net revenue for the full year 2012 to be in the estimated range of $290.0 million to $293.0 million, an increase of approximately 30.8% to 32.1% from the full year 2011, compared to its prior expectation of $283.0 million to $293.0 million.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

1                   All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live webcast at 8:00 p.m. EST on Monday, November 19, 2012 (or 9:00 a.m. Beijing Time on Tuesday, November 20, 2012) to discuss the unaudited third quarter results and answer questions from investors.  Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free	800-819-0121
China Toll Free (Mobile)	400-620-8038
Conference ID:	52603061

A replay of the webcast will be accessible through November 27, 2012 on http://ir.xueda.com or by dialing:

United States toll free:	1-866-214-5335
US Toll/International:	1-718-354-1232
Conference ID:	52603061

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 379 learning centers and 14,028 full-time teaching professionals, serving customers located in 73 economically developed cities across 28 provinces and municipalities as of September 30, 2012.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the

Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group

Sophia Zhou

Tel: +86-10-6427-8899 ext. 6619

Email: zhouqi_1@21edu.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of $)

	As of
	September 30, 2012	December 31, 2011
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	196,418	217,746
Short-term investments	35,005	7,944
Prepaid expenses and other current assets	14,838	18,645
Amounts due from related parties	134	43
Deferred tax assets-current	2,542	3,618
Loan receivable	3,182	—
Total current assets	252,119	247,996
Property and equipment, net	43,346	35,613
Acquired intangible assets, net	578	—
Rental deposits	4,514	3,787
Goodwill	2,811	863
Long-term investment	4,818	—
Other non-current assets	5,355	1,576
Total assets	313,541	289,835

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Company of $96,544 and $79,095 as of September 30, 2012 and December 31, 2011, respectively)	96,544	79,095
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $14,147 and $17,482 as of September 30, 2012 and December 31, 2011, respectively)	14,776	19,753
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Company of $nil and $nil as of September 30, 2012 and December 31, 2011, respectively)	19	—
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $3,320 and $4,047 as of September 30, 2012 and December 31, 2011, respectively)	4,444	4,047
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $1,771 and $1,663 as of September 30, 2012 and December 31, 2011, respectively)	2,002	1,980
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of September 30, 2012 and December 31, 2011, respectively)	347	371
Total current liabilities	118,132	105,246
Deferred revenues-noncurrent (including deferred revenues of the consolidated VIE without recourse to the Company of $26,286 and $22,309 as of September 30, 2012 and December 31, 2011, respectively)	26,286	22,309
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of September 30, 2012 and December 31, 2011, respectively)	693	929
Deferred tax liabilities-noncurrent (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $145 and $nil as of September 30, 2012 and December 31, 2011, respectively)	145	—

Total liabilities	145,256	128,484

Total Xueda Education Group’s equity	167,672	161,351
Noncontrolling interests	613	—
Total equity	168,285	161,351

Total liabilities and equity	313,541	289,835

Note: The above financial information as of December 31, 2011 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2011.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except number of ADSs and per ADS data)

	Three Months Ended September 30,
	2012	2011

Net revenues	69,510	51,549
Cost of revenues	(56,193)	(39,137)
Gross profit	13,317	12,412

Operating expenses
General and administrative	(10,020)	(10,425)
Selling and marketing	(8,891)	(8,590)
Total operating expenses	(18,911)	(19,015)
Loss from operations	(5,594)	(6,603)
Interest income	1,668	376
Loss before income tax expenses	(3,926)	(6,227)
Income tax expense	293	(91)

Net loss	(3,633)	(6,318)
Less: Noncontrolling interests, net of taxes	(51)	—
Net loss attributable to Xueda Education Group	(3,582)	(6,318)

Net loss attributable to Xueda Education Group per ADS:
Netloss attributable to Xueda Education Group
Basic	(0.05)	(0.09)
Diluted	(0.05)	(0.09)

Weighted average ADS numbers used in calculating net loss attributable to Xueda Education Group per ADS:
Basic	65,492,531	69,273,689
Diluted	65,492,531	69,273,689

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of $)

	Three Months Ended September 30,
	2012	2011
Net loss	(3,633)	(6,318)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	65	148
Unrealized holding gain on investment in available-for-sale securities, net of tax	32	—

Total comprehensive loss	(3,536)	(6,170)
Less: comprehensive loss attributable to non-controlling interest	(47)	—
Total comprehensive loss attributable to Xueda Education Group	(3,489)	(6,170)

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHARE-BASED COMPENSATION

(In thousands of $)

	Three Months Ended September 30,
	2012	2011
Share-based compensation expenses included in:
Cost of revenues	1	1
Selling and marketing expenses	1	3
General and administrative expenses	613	1,365
Total	615	1,369

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES)

(in thousands of $)

	Three Months Ended September 30,
	2012	2011

Cost of revenues	(56,193)	(39,137)
Share-based compensation expense included in cost of revenues	1	1
Non-GAAP cost of revenues	(56,192)	(39,136)

General and administrative expenses	(10,020)	(10,425)
Share-based compensation expense included in general and administrative expenses	613	1,365
Non-GAAP general and administrative expenses	(9,407)	(9,060)

Selling and marketing expenses	(8,891)	(8,590)
Share-based compensation expense included in selling and marketing expenses	1	3
Non-GAAP selling and marketing expenses	(8,890)	(8,587)

Total costs of revenues and operating expenses	(75,104)	(58,152)
Share-based compensation expenses	615	1,369
Non-GAAP costs and operating expenses	(74,489)	(56,783)

Gross profit	13,317	12,412
Share-based compensation expenses	1	1
Non-GAAP gross profit	13,318	12,413

Loss from operations	(5,594)	(6,603)
Share-based compensation expenses	615	1,369
Non-GAAP loss from operations	(4,979)	(5,234)

Net loss attributable to Xueda Education Group	(3,582)	(6,318)
Share-based compensation expenses	615	1,369
Non-GAAP net loss attributable to Xueda Education Group	(2,967)	(4,949)

Non-GAAP net loss attributable to Xueda Education Group per ADS:
Basic	(0.05)	(0.07)
Diluted	(0.05)	(0.07)

Weighted average ADS numbers used in calculating non-GAAP net loss attributable to Xueda Education Group per ADS:
Basic	65,492,531	69,273,689
Diluted	65,492,531	69,273,689